ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols

617-854-2418

Kathleen.Nichols@ropesgray.com

March 13, 2017

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore

Re:	NexPoint Credit Strategies Fund
Registration Statement on Form N-2
(File Nos. 811-21869 and 333-215796)

Dear Mr. Minore:

On behalf of NexPoint Credit Strategies Fund (the “Trust”), a Delaware statutory trust, please find below the Trust’s responses to the comments provided orally via conference call on February 28, 2017 (each a “Comment” and, collectively, the “Comments”) relating to the Trust’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 27, 2017 (accession no. 0001193125-17-022035) (the “Registration Statement”).

For the convenience of the staff of the Commission (the “Staff”), the Comments have been summarized below. The Trust’s response follows each Comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: In the filing fee table, please confirm that the number of Shares being registered properly reflects the one-for-three rights offering described in the Registration Statement.

Response: The Trust confirms that the number of Shares is properly set forth in the filing fee table. The number of Shares being registered was determined by reference to the number of Shares outstanding (16,026,212) which yielded a possible 5,342,070.67 new Shares if the Offer is fully subscribed on a one-for-three basis, plus an additional 1,335,517.67 Shares pursuant to the 25% Over-Subscription Privilege, for a total of 6,677,588.33 Shares. The

Trust notes that these share amounts may increase as a result of the Trust’s dividend reinvestment program and the filing fee table may be updated accordingly in connection with its next pre-effective amendment to the Trust’s registration statement.

2.	Staff Comment: Please discuss supplementally the Trust’s method for accounting of offering expenses, including the authority supporting such accounting method.

Response: Pursuant to paragraph 5 of ASC 946-20-25, the Trust will charge offering costs to paid-in capital upon sale of the shares.

3.	Staff Comment: Please note that audited financial statements for the fiscal year ended December 31, 2016 must be filed with the Commission before they can be incorporated by reference into the Registration Statement, and the unaudited financial statements for the period ended June 30, 2016 will go stale on March 2, 2017. The Staff may have additional comments upon review of the December 31, 2016 financial statements.

Response: The Trust acknowledges the Staff’s comment and confirms that audited financial statements for the fiscal year ended December 31, 2016 were filed on March 8, 2017.

4.	Staff Comment: Please confirm that the consent of the Trust’s auditor will be filed as an exhibit to a pre-effective amendment to the Trust’s Registration Statement.

Response: The Trust confirms that the consent of the Trust’s auditor will be filed as an exhibit to a pre-effective amendment to the Registration Statement.

5.	Staff Comment: Please remove references to prospectus supplements under the table of contents of the prospectus, as the Registration Statement is not intended to establish a shelf offering.

Response: The requested change has been made.

6.	Staff Comment: In the section entitled “Prospectus Summary—Purpose of the Offer,” please disclose that the increase in assets under management resulting from the Offer also benefits the Investment Adviser because the management fee paid by the Trust to the Investment Adviser is based on the average weekly value of the Trust’s Managed Assets.

Response: In response to the Staff’s comment, the second paragraph of the section “Prospectus Summary—Purpose of the Offer” has been modified as follows:

Increasing the size of the Trust may result in certain economies of scale which may lower the Trust’s expenses as a proportion of average net assets because the Trust’s fixed costs can be spread over a larger asset base. Also, by increasing assets through the Offer, the Trust believes that it will be able to further achieve its investment objective of providing current income and capital appreciation. There can be no assurance that by increasing the size of the Trust, the Trust’s expense ratio will be lowered. Additionally, a larger number of outstanding common shares and a larger number of common shareholders could increase the level of market interest in and visibility of the Trust, and may improve the trading liquidity of the Trust’s shares on the New York Stock Exchange (“NYSE”). There can be no assurance that this rights offering (or the investment of the proceeds of this rights offering) will be successful or that the level of trading on the Trust’s shares on the NYSE will increase. The Investment Adviser may also benefit from the Offer, in part, because the investment management fee paid by the Trust to the Investment Adviser is based on the average weekly value of the Trust’s Managed Assets (as defined below). It is not possible to state precisely the amount of additional compensation the Investment Adviser will receive as a result of the Offer because it is not known how many Shares of the Trust will be subscribed for and because the proceeds of the Offer will be invested in additional portfolio securities which will fluctuate in value. The completion of the Offer may result in an immediate dilution of the net asset value per common share for all existing common shareholders of the Trust. See “The Offer—Purpose of the Offer.”

7.	Staff Comment: The Trust’s shareholder report for the period ended June 30, 2016 indicates that the Trust holds approximately 40% of its net assets in affiliated real estate investment trusts (“REITs”), and holds approximately 60% of its net assets in entities that are affiliated with the Trust. In addition, a substantial portion of the Trust’s investments in asset-backed securities (“ABS”) and collateralized loan obligations (“CLOs”) that are managed by an affiliate of the Investment Adviser. Please expand the disclosure in the section “Prospectus Summary—Investment Adviser and Administrator—Potential Conflicts of Interest” to describe the amount of Trust assets managed by affiliates of the Investment Adviser as set forth above.

Response: In response to the Staff’s comment, the Trust has replaced the last paragraph of the applicable disclosure with the following:

In addition, it is anticipated that a significant portion of the Trust’s assets will be represented by REITs, asset-backed securities and/or collateralized loan obligations (“CLOs”) sponsored, organized and/or managed by Highland and its affiliates. The Trust will seek to mitigate any conflicts of interest that arise out of such investments by providing the independent trustees of the Trust with an opportunity to periodically review the Trust’s investments in such REITs, asset-backed securities and/or CLOs and assure themselves that continued investment in such securities remains in the best interests of the Trust and its shareholders.

8.	Staff Comment: In the section “Prospectus Summary—Investment Objectives and Policies,” please disclose whether the Trust may invest in entities that are excluded from registration under the Investment Company Act of 1940, as amended (the “1940 Act”) by virtue of Section 3(c)(1) and 3(c)(7) of the 1940 Act (such as private equity funds or hedge funds). To the extent the Trust invests in such entities, please disclose that such investments are limited to 15% of the Trust’s net assets.

Response: In response to the Staff’s comment, the Trust has added the following disclosure immediately prior to the final sentence of the section “Prospectus Summary—Investment Objectives and Policies:”

The Trust may invest up to 15% of its net assets in entities that are excluded from registration under the Investment Company Act of 1940, as amended (the “1940 Act”) by virtue of section 3(c)(1) and 3(c)(7) of the 1940 Act (such as private equity funds or hedge funds). This limitation does not apply to any CLOs, certain of which may rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

9.	Staff Comment: In the section “Prospectus Summary—Investment Objectives and Policies,” please delete the parenthetical “(Ba/BB or lower)” with reference to below-grade investments, or alternatively disclose the lower limit of credit ratings of investments in which the Trust may invest and the significance of such rating.

Response: In response to the Staff’s comment, the Trust has deleted the indicated parenthetical.

10.	Staff Comment: The Trust’s shareholder report for the period ended June 30, 2016 indicates that the Trust holds approximately 80% of its assets in common stocks. Please clarify how investments in common stocks are consistent with the Trust’s credit-oriented investment strategy.

11.

Response: The Trust notes that the equity holdings in its shareholder report are presented as a percentage of the Trust’s net assets. The Trust’s 80% Policy (as defined below), as required by Rule 35d-1 under the 1940 Act, is calculated as a percentage of the Trust’s net assets plus the amount of any borrowings for investment purposes. The Trust seeks to achieve its investment objectives by investing primarily in the following categories of securities and instruments of corporations and other business entities: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset- backed securities and collateralized debt obligations; and (v) equities. The Trust seeks to achieve its capital appreciation objective by investing in category (iii) and (v) obligations and securities, and to a lesser extent, in category (i), (ii), and (iv) obligations and securities. Under normal market conditions, at least 80% of the Trust’s net assets (plus the amount of any borrowings for investment purposes) are invested in one or more of principal investment categories (i) through (iv) (the “80% Policy”). Further, the Trust notes that to the extent that the Trust invests in (a) other investment companies, including business development companies, that have a policy of investing at least 80% of their assets in one or more types of credit securities; (b) real estate investment trusts (“REITs”) that have a policy of investing primarily in debt securities; or (c) equity securities obtained from a borrower in connection with the restructuring of a loan or bond (either outside of bankruptcy court or in the context of bankruptcy court proceedings), such investments will be considered debt obligations for purposes of the 80% Policy. The Trust notes that more than half of the equity holdings reported in the Trust’s shareholder report (representing 36% of the Trust’s net assets plus borrowings for investment purposes) are encompassed by the categories of securities set forth in (a) through (c) above, and thus the Trust considers such investments to be debt obligations for purposes of its 80% Policy. When added to the non-equity assets represented by categories (i) through (iv), which themselves total approximately 49% of the Trust’s net assets plus borrowings for investment purposes, the total aggregate percentage of the Trust’s net assets plus borrowings for investment purposes represented by qualifying investments is approximately 85%, thus the Trust is in compliance with its 80% Policy.

12.	Staff Comment: Please add a risk factor in the Prospectus Summary under “Principal Risks of the Trust” explaining the factors that contributed to the substantial decline in the Trust’s assets over the prior 2 years, a time that the broader investment markets have provided substantial positive returns.

Response: The Trust notes that a substantial contributor to the Trust’s asset decline over the prior two years was the 2015 spin-off of NexPoint Residential Trust, Inc. (“NXRT”). As part of the spin-off, the Trust transferred approximately $332,056,224 in assets to NXRT and the Trust’s shareholders received one share of NXRT common stock for every three common shares of the Trust held. In addition, while the Trust is not aware of a Form N-2 requirement regarding the requested disclosure, the Trust respectfully notes that the Trust’s annual report on Form N-CSR filed on March 8, 2017 includes the following language describing Trust performance with reference to the performance of peer investments in the section “Financial Statements—Additional Information—Approval of NexPoint Credit Strategies Fund Investment Advisory Agreement:”

“The Trustees noted that the Fund had performance that lagged its Morningstar peer group median, category median and/or benchmark for certain periods, and the Trustees considered information provided by the Investment Adviser relating to the attribution of performance results for the Fund, including information that demonstrated that such underperformance was attributable, to a significant extent, to investment decisions (such as security selection or sector allocation) by the

Investment Adviser that were reasonable under the circumstances prevailing at the time and consistent with the Fund’s investment objective and policies.”

Because the Trust’s annual report includes the language noted above, the Trust respectfully declines to make the requested change to the Registration Statement.

13.	Staff Comment: The Staff notes that approximately 40% of the Trust’s assets were invested in REITs as set forth in the Trust’s shareholder report for the period ended June 30, 2016. Accordingly, in the section “Prospectus Summary—Principal Risks of the Trust,” please move the “REIT-Specific Risk” language closer to the beginning of the list of risk factors, and expand the disclosure to explain why the majority of the Trust’s investments in REITs are not income-producing.

Response: In response to the Staff’s comment, the Trust has moved the “REIT-Specific Risk” language to follow “Investment and Market Discount Risk.” The Trust notes that any REITs designated in the Trust’s shareholder report as non-income producing were so designated because such REITs only distribute income annually or by special dividend, unlike a security that distributes a consistent stream of income throughout the year. Accordingly, the Trust respectfully declines to explain why the majority of the Trust’s investments in REITs are not income-producing. The Trust confirms that in future shareholder reports, these REITs will be designated as income producing.

14.	Staff Comment: Please explain how the Trust’s fundamental policy not to investment more than 25% of its total assets in any single industry or group of industries is consistent with the Trust’s investment of more than 40% of its net assets in REITs and real estate-related investments.

Response: As of December 31, 2016, the Trust had approximately 29% of its total assets invested in REITs and real estate related investments. The Trust’s investments in REITs and real-estate related investments exceed 25% of the Trust’s total assets solely because of (i) appreciation in the value of such assets subsequent to their purchase and (ii) a decrease in the total assets of the Trust, including a reduction in the Trust’s leverage. The Trust has not made any additional investments in REITs or real estate related investments since such investments represented over 25% of the Trust’s total assets.

15.	Staff Comment: Please confirm supplementally whether the Trust intends to offer any debt or preferred shares in the twelve months following the effectiveness of the Registration Statement.

Response: While the Trust has no present intention to issue preferred shares within the next twelve months, if an attractive preferred shares financing opportunity were to come to the Trust’s attention during that period, the Trust may consider that opportunity.

16.	Staff Comment: In accordance with Item 8.3(a) of Form N-2, please expand the first paragraph under “Principal Risks of the Trust” to explain that the section discusses the principal risk factors associated with investment in the Trust specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Trust’s. Additionally, please add any risk factors related to such expanded disclosure.

Response: In response to the Staff’s comments, the Trust has expanded the first paragraph under “Principal Risks of the Trust” as follows:

The following is a description of the principal risks associated with an investment in the Trust’s common shares specifically, as well as those risks generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Trust. Given the risks described below, an investment in the common shares of the Trust may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in common shares of the Trust.

The Trust supplementally confirms that it believes that the existing risk factor disclosure set forth in the section “Principal Risks of the Trust” sufficiently describes the risk factors associated with an investment in the Trust specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Trust’s.

17.	Staff Comment: Please confirm supplementally the exhibits marked “To be filed by amendment” will be filed by pre-effective amendment.

Response: The Trust confirms that the exhibits marked “To be filed by amendment” will be filed by pre-effective amendment.

18.	Staff Comment: On the signature page of the next pre-effective amendment, please include the signature of the Trust’s Principal Executive Officer as required by Section 6(a) of the Securities Act of 1933, as amended (the “Securities Act”).

Response: The Trust confirms that it will include the signature of the Trust’s Principal Executive Officer as required by Section 6(a) of the Securities Act on the signature page of the next pre-effective amendment to the Registration Statement.

19.	Staff Comment: Please confirm supplementally the applicable parties will execute new powers of attorney in connection with the filing of the next pre-effective amendment to the Registration Statement.

Response: The Trust confirms that the applicable parties will execute new powers of attorney in connection with the filing of the next pre-effective amendment to the Registration Statement.

*    *    *

Should members of the Staff have any questions or comments, they should contact the undersigned by telephone at (617) 854-2418 or to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols

Kathleen Nichols

Enclosures

cc:	Brian Mitts

Brian McCabe, Esq.